UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 14 December 2016

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com

M E D I A   R E L E A S E

Two Gold Fields directors retire

Johannesburg, 14 December 2016: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) has announced the retirement of Messrs Kofi Ansah and Alan Hill as non-executive directors of the Gold Fields Board of Directors with effect from 31 December 2016.

Gold Fields Chairperson Cheryl Carolus thanked Messrs Ansah and Hill for their valuable contribution and the enormous depth of experience they brought to the board over the many years in which they served as directors. Mr Ansah has been a Gold Fields director since April 2004 and Mr Hill since August 2009. "We wish them everything of the best in their future endeavours," Ms Carolus added.

Between 1 July and 1 September 2016 Gold Fields appointed four new non-executive directors to the Board to ensure continuity of the skills set as a number of the directors were approaching retirement age over the next two years. In addition to Messrs Ansah and Hill, former director David Murray also retired from the Board on 1 June 2016.

Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email : Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 81 354 0236
Email: Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email : Sven.Lunsche@goldfields.com

ends

Notes to editors

Investor Enquiries

Avishkar Nagaser
Tel   +27 11 562 9775
Mobile   +27 82 312 8692
email   Avishkar.Nagaser@
             goldfields.com

Thomas Mengel
Tel   +27 11 562 9849
Mobile   +27 81 354 0236
email   Thomas.Mengel@
             goldfields.com

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
             goldfields.com

Directors C A Carolus (Chair), N J Holland[†]** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani [#], K Ansah[#], P J Bacchus[†], T P Goodlace, A R Hill[‡], R P Menell, D M J Ncube, S P Reid^, Y G H Suleman, G M Wilson
^Australian, [†]British, [‡]Canadian, [#]Ghanaian, ** Executive Director
Company Secretary: MML Mokoka

About Gold Fields

Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa with attributable annual gold production of approximately 2.0 million ounces. It has attributable Mineral Reserves of around 46 million ounces and Mineral Resources of around 102 million ounces. Attributable copper Mineral Reserves total 532 million pounds and Mineral Resources 5,912 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 14 December 2016

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer